ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Three Months Ended March 31, 2009

Almaden Minerals Ltd. (“Almaden” or “the Company”) is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploitation.  The Company’s common stock is quoted on the NYSE AMEX under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

This management discussion and analysis of the consolidated operating results and financial condition of the Company for the three months ended March 31, 2009 is prepared as of May 11, 2009 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to Almaden is available on its website at www.almadenminerals.com, on the Canadian Securities Administrator’s website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

OVERALL PERFORMANCE

During the quarter ended March 31, 2009, Almaden continued to focus on identifying and acquiring mineral exploration projects that the Company could upgrade by way of early stage exploration and then option to other parties for further exploration and development.  Exploration was carried out during the period on several properties to prepare them for possible optioning out and the Company negotiated a new option agreement on the Tuligtic project in Mexico with Antofagasta Minerals S.A.

Exploration work was also carried out by others on projects already optioned out.  The sections in this document titled “Exploration – Canada”, “Exploration – Mexico” and “Exploration – United States” fully describe the activities during the quarter.

Almaden’s cash position at March 31, 2009 was $11.4 million.  Expenditures during the year were partially offset by a $215,000 flow-through financing (see “Liquidity and Capital Resources”).

RESULTS OF OPERATIONS – First Quarter

For the quarter ended March 31, 2009, the Company recorded a net loss of $260,401 or $0.01 per share (2008 - $693,194 or $0.01 per share).  The decrease in net loss was primarily due to lower write-downs of interests in mineral properties, lower general exploration expenses and recognizing a future income tax recovery of $68,971 relating to flow-through shares issued in 2008 and renounced in the first quarter of 2009.   Also, in the comparable quarter the Company recognized a loss on the sale of securities and a greater gain on foreign exchange.

Because the Company is an exploration company, it has no revenue from mining operations.  During the quarter ended March 31, 2009, revenue primarily consisted of other income from contract services provided to a third party.  During the quarter ended March 31, 2008, revenue consisted of interest income and other income from induced polarization surveys and contract services provided to third parties and the sale of certain geological data.

General and administrative expenses were $376,802 in the first quarter of 2009 (2008 - $341,517).  Office expenses decreased due to a reduction in foreign taxes while travel and promotion increased with the Company participating in the Vancouver Resource Investment Conference Prospectors and the Developers Association Conference in Toronto.  The Company continued to retain Casey Research for a sponsored profile on the Kitco Casey website.  Director’s fees totaling $33,000 were paid for the first time during the quarter ended March 31, 2009.

General exploration expenses of $177,154 were lower in the quarter ended March 31, 2009 (2008 - $254,740) as a result of a decrease in regional exploration being undertaken.

Significant non-cash items in the quarter ended March 31, 2009 include an increase in accounts receivable for invoices issued for contract services provided to a third party. Payment of all invoices was received subsequent to the quarter end.

Significant non-cash items in both quarters include write-downs of interests in mineral properties which fluctuate period to period based on management’s evaluation of the carrying value of each mineral property interest held at that time.

Summary of quarterly information

The following table sets forth selected quarterly financial information for each of the Company’s last eight quarters:

	Mar 31 2009	Dec 31 2008	Sep 30 2008	Jun 30 2008	Mar 31 2008	Dec 31 2007	Sep 30 2007	Jun 30 2007
Total revenues	$383,715	$367,766	$(79,912)	$297,264	$260,683	$136,224	$161,495	$254,247
Net loss	260,401	1,364,193	1,017,095	887,160	693,194	302,688	599,652	117,806
Net loss per share	0.01	0.03	0.03	0.02	0.01	0.00	0.02	0.00
Income (loss) on mineral property options	11,873	(5,322)	239,916	89,184	10,465	179,662	1,038,287	345,472
Write-down of interests in mineral properties	139,140	373,705	628,405	219,407	219,148	170,683	361,264	49,411
Stock option compensation	-	340,600	36,400	65,000	39,600	115,500	585,000	-
Working capital	12,747,944	13,177,348	13,767,486	15,876,451	16,567,588	17,415,132	18,845,987	19,840,112
Total assets	24,502,185	24,402,080	25,581,920	27,713,317	27,588,325	27,969,639	28,925,586	28,625,642

Almaden’s exploration expenditures and administrative costs vary with the activities described in this MD&A.  Income on mineral property options and the recording of stock based compensation expense has caused the net loss to vary significantly between quarters.  The Company also regularly writes down the value of mineral properties and these amounts can also vary significantly with the exploration results.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2009, the Company had working capital of $12,747,944 including cash and cash equivalents of $11,424,630 compared to working capital of $13,177,348 including cash and cash equivalents of $12,318,950 at December 31, 2008. The decrease in working capital and cash and cash equivalents is primarily due to the expenditures on mineral properties.  In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at March 31, 2009 was $1,833,967 or $1,559,199 above book value as presented in the financial statements.  The Company is appealing additional mineral tax assessed of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”).  The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  The British Columbia Supreme Court heard the matter January 12, 2009 and reserved judgement.  In order to reduce the exposure to interest charges, the Company paid and expensed $281,871 which will be refunded with interest if the Company is successful in defending its position.  The Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash used in operations during the quarter ended March 31, 2009 was $533,517 (2008 - $328,244), after adjusting for non-cash activities.   Significant non-cash items include accounts receivable and write-down of interests in mineral properties, as discussed above.

During the current quarter, the Company received $202,437 net of share issue costs on closing a private placement financing of 226,316 units at a price of $0.95 per unit.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.15 per share until March 31, 2010.  7,000 non-flow-through common shares were issued to a finder in respect of this placement.  During the comparable quarter, the Company received $523,583 net of share issue costs on closing a private placement financing of 100,000 flow-through common shares at $2.50 per share and $282,705 was received on the exercise of stock options.

Cash used for investing activities during the first quarter of 2009 was $569,890 (2008 - $256,606).  Significant items include net expenditures on mineral property interests of $563,527 (2008 - $785,457), including a drill program on the ATW diamond property in the Northwest Territories ($273,814), a geological mapping and sampling program on the Caldera property ($75,729), a rock, soil and stream sediment sampling program completed on the Realito project ($53,627), geological mapping and drill target selection on the Tuligtic property ($51,188) and geological reconnaisance and sampling undertaken on the San Carlos property ($49,677), all in Mexico.  Investments in mineral property interests are net of any proceeds received from option agreements and costs recovered.

EXPLORATION PROJECTS

CANADA

Elk – The Company appointed G & T Metallurgical Services Ltd. of Kamloops, B.C. to carry out ore processing test work on samples from the deposit.  The metallurgical study was completed which indicated precious metal recoveries of about 95%.  The Company is considering various options to advance this high grade project, keeping the changing price of gold in mind.  More economic and technical studies will be carried out.  Further discussions are expected with parties interested in a joint venture with a view to advancing it towards production. A National Instrument 43-101 compliant resource estimate is available at www.sedar.com.  During the three months ended March 31, 2009, $20,034 was spent on further evaluation of the property.

ATW - The Company has a net 58.8% interest in this diamond property through its ownership of ATW Resources Ltd. which is holding the claims in trust.  During 2008, the Company completed a till sampling program with encouraging results. A kimberlite indicator mineral (KIM) plume was traced to what is believed to be its source.  Electron microprobe analysis of some KIMs indicated the possibility of five separate sources of these minerals clustered in an area of about two kilometers by eight hundred metres.  A review of previous geophysical anomalies was completed which selected drilling targets.  A diamond drill program in March 2009 tested eight targets, none of which were kimberlite.  Other methods of isolating the source of the KIM’s will be reviewed over the summer.  During the three months ended March 31, 2009, the Company incurred $273,814 of costs on the project.

UNITED STATES

Willow – The Willow property was acquired by staking in 2007 and is 100% owned by the Company.  At the end of 2008, compilation of data was underway and a large anomalous IP feature coincident with gold in soil and promising alteration had been located.  The Company plans further work to define drill targets for permitting in 2009.  During the three months ended March 31, 2009, the Company incurred $13,821 on exploration expenses.   The Company will seek a partner for this project.

MEXICO

Caballo Blanco – During 2007, Almaden re-acquired a 100% interest in the property subject to a sliding scale NSR. The Company entered into an agreement with Canadian Gold Hunter Corp. (“CGH”) whereby CGH can acquire a 70% interest in the property by issuing 1 million shares of CGH to Almaden (received) and making a US$500,000 payment (received), spending US$12.0 million on exploration and funding all costs required for the completion of a bankable feasibility study.  All work is being conducted by CGH.  During the quarter ended March 31, 2009, CGH announced 14 diamond drill holes were completed for a total of 3,603 metres. News releases describing the results are available at www.sedar.com.   The Company incurred $2,704 of costs on the property during the three months ended March 31, 2009 which were not recovered from CGH.

Tuligtic - On March 23, 2009, the Company and a wholly-owned subsidiary of the Company, signed an option agreement to allow Antofagasta Minerals S.A. (a wholly-owned subsidiary of Antofagasta PLC) to earn a 60% interest in the property by spending a total of US$7 million over five years and making payments to Almaden of US$50,000, US$100,000, US$150,000 and US$700,000 on the first, second, third and fifth anniversary date of March 23, 2009.  Antofagasta can earn an additional 15% interest in the property by funding and delivering a feasibility study on or before the seventh anniversary date of the effective date of the agreement. Further geological mapping has been completed and drill targets have been selected.  During the three months ended March 31, 2009, the Company incurred $51,188 of exploration costs on the property including claim maintenance costs of $31,389.

San Carlos  - Further geological reconnaisance and sampling undertaken in early 2009 produced further encouragement. A news release describing the results is available at www.sedar.com.  During the three months ended March 31, 2009, the Company incurred $49,677 of exploration costs including $25,931 in claim maintenance costs.  A new partner will be sought for the project.                       .

Caldera - This property was discovered by the Company during 2007 during a regional exploration program and expanded during 2008.  Further geological mapping and sampling were carried out in March and April 2009.  Results are pending.  The Company incurred $75,729 in exploration costs including $14,755 to maintain the claims.

VARIOUS OTHER PROPERTIES

Viky - During 2008, Apex Silver Mines Limited (“Apex”) spent US$772,527 on the property, including drilling, prior to relinquishing its option. The Company has reviewed the Apex work and considers the main target on the property remains untested. During the three months ended March 31, 2009, the Company incurred $5,923 in costs to maintain the claims which were written off to operations.

Yago – During 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”) whereby Spire could have earned a 60% interest in the property.  On March 24, 2009 Spire acknowledged they were in default in observing the terms of the agreement and quit claimed and released all interest in the prospect back to the Company.  During the three months ended March 31, 2009, the Company incurred $23,719 in costs which were written off to operations.

Bufa - The Company re-negotiated its option with Lincoln Gold Corporation (“Lincoln”) in April 2007.  Lincoln spent a total of $1,500,000 on the property in 2008.  The Company has no planned 2009 exploration program with all work being conducted by Lincoln.

Matehuapil and Santa Isabela - During 2007, the Company was successful in a bid for the government owned Matehuapil mineral concession that adjoins the Santa Isabela property.  In December 2007, the Company entered into an option agreement with Apex Silver Mines Limited (“Apex”) whereby Apex can acquire a 60% interest in the Matehuapil mineral concession by making payments of Mexican peso $3,312,000 by July 10, 2009, being 60% of the purchase payments (Mexican peso $1,987,200 received), and spending US$2.6 million on exploration by December 1, 2013.  The Company has no planned 2009 exploration program with all work being conducted by Apex.  The Company has received notification of a Joint Plan of Reorganization of Apex Silver Mines Limited and Apex Silver Mines Corporation under Chapter 11 of the Bankruptcy Code.  During the three months ended March 31, 2009, the Company received an option payment from Apex in the amount of $56,966.

 Realito – During the three months ended March 31, 2009, a rock, soil and stream sediment sampling program was completed on this 100% owned project in Sonora State, Mexico at a cost of $53,627.  Further mapping and soil and rock-chip sampling is planned for May 2009.

Tarsis Capital Corp. - The Company owns 4,100,000 common shares of Tarsis Capital Corp. (“Tarsis”), representing 33.2% of the issued and outstanding shares of Tarsis. Some of the shares are subject to Escrow Restrictions as imposed by the TSX Venture Exchange. The shares were acquired during 2007 pursuant to the terms of an agreement under which Tarsis acquired the MOR, Cabin Lake, Caribou Creek, Goz Creek, Tim, Meister River, and Erika properties.  In addition, a 2% net smelter return royalty is payable to the Company with regard to minerals produced, saved and sold from the properties. An additional 500,000 common shares of Tarsis was issued in 2008 when Tarsis entered into an option agreement with an arm’s length third party whereby that party agreed to expend a minimum of $500,000 to earn its interest and has incurred expenditures of $200,000 within 24 months of the closing date of the agreement.  Tarsis optioned the Tim claims to a third party and the spending required to trigger the share issue was completed.  Also, during the second quarter of 2008, the Company sold Tarsis the Prospector Mountain copper silver gold prospect for $30,000, 100,000 common shares and a 2% net smelter royalty.

Qualified Person under NI 41-101

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 and the President, Chief Operating Officer and a Director of Almaden, has reviewed the technical information in this Management’s Discussion and Analysis.

ADDITIONAL DISCLOSURES

Disclosure controls and procedures

As at December 31, 2008, an evaluation was carried out under the supervision of and with the participation of the Company’s chief executive officer and chief financial officer of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the officers have concluded that, as of March 31, 2009, the design and operation of these disclosure controls and procedures are effective at the reasonable assurance level to ensure that material information relating to the Company and its consolidated subsidiaries would be known to them by others within those entities, particularly during the period in which the management's discussion and analysis and the consolidated financial statements contained in this report were being prepared.

Internal controls over financial reporting

The Company’s chief executive officer and chief financial officer have designed, or have caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.  The chief executive officer and chief financial officer concluded that there has been no change in the Company’s internal control over financial reporting during the three month period ended March 31, 2009, that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Contractual commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. The Company is also committed to making a final acquisition payment of US$10,000 in 2009 for the Gallo de Oro claim. In April 2007, the Company entered into contracts with its CEO and COO for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 2 years. Effective January 1, 2009, remuneration increased to $165,000 annually and the contracts will be renewed for additional successive terms of 24 months.  In 2007 the Company also entered into an agreement with its CFO and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter. Although the Company does have government requirements in work and/or taxes to maintain claims held, the decision to keep or abandon such claims is not contractual but at its discretion.  All other property option payments on its projects have been assumed by third parties who are earning their interests in the projects. The following table lists the total contractual commitments as at March 31, 2009 for each period.

	2009	2010	2011	2012	Total

Office lease	$44,348	$60,070	$5,000	-	$109,418
Property acquisition Executive contracts	$12,200 $247,500	- $330,000	- 82,500	- -	$12,200 $660,000
Financial services agreement	$40,000	-	-	-	$40,000

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than disclosed above.

Critical accounting estimates

All costs relating to the acquisition, exploration and development of the Company’s mineral properties are capitalized and all income from mineral property options is credited against these costs. Should commercial production commence, these cost will be amortized. When a property is abandoned or when there is indication of impairment, all related costs are charged to operations.

The Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.  An impairment in value would be indicated if the assets’ carrying value exceeds the estimated recoverable amount.

The Company’s financial assets and liabilities are cash and cash equivalents, accounts receivable, marketable securities, inventory and accounts payable. Other than marketable securities, the fair values of its financial instruments are estimated to be their carrying values due to their short-term nature. Cash and cash equivalents includes short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose us to minimal risk.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The Company determines compensation expense using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and expense such to operations over the vesting period.  The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option.  Changes in these input assumptions can significantly affect the fair value estimate.

Changes in accounting policies

Goodwill and Intangible Assets

The CICA issued Section 3064 – Goodwill and Intangible Assets replacing Section 3450, Research and Development Costs.  The new standard establishes guidelines for the recognition, measurement, presentation and disclosure of research and development costs.  The Company adopted this policy during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company’s financial statements.

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued the Emerging Issues Committee (EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, effective for interim and annual financial statements ending on or after January 20, 2009.  EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments – Recognition and Measurement”.  It states that an entity’s own credit and credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC-173 should be applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value.  The Company adopted this abstract during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company’s financial statements.

Adoption of other new accounting standards

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(a)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.

(b)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

(c)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  Under this standard, the Company will be required to disclose the following, based on the information internally, to the Company’s key management personnel:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of these recommendations is permitted.  These pronouncements further align Canadian GAAP with US GAAP and IFRS.  Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income.  In addition, these pronouncements establish standards for a change in the parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in 2010 in connection with the conversion to IFRS.

Business Combinations

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted.  This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquire, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in 2010.

Convergence of Canadian GAAP with IFRS

Canada’s Accounting Standards Board ratified a plan that will result in Canadian GAAP being converged with International Financial Reporting Standards (“IFRS”) by 2011.  Management has performed a preliminary analysis and highlighted areas where its current Canadian accounting practiced differ from IFRS.  The impact of the Company’s consolidated financial statements is currently being assessed.

Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and prepaid expenses, and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $129,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $30,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the balance sheet date.  The Company does not have any asset-backed commercial paper in its short-term investments.  The Company’s GST and VAT receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company’s net income by $115,000.

(e)

Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company’s input costs are also affected by the price of fuel.  The Company monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

Outstanding share data

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at May 11, 2009, 45,759,145 common shares were outstanding.

During the three months ended March 31, 2009, the Company closed a private placement financing consisting of 226,316 units at a price of $0.95 per unit for proceeds of $215,000 before share issue costs.  Each unit consists of one common flow-through share and one-half of a whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.15 per share for one year after the closing date.  Also, 7,000 non-flow-through common shares were issued to an agent in consideration of their services.

The following table summarizes information about warrants outstanding at May 11, 2009:

Number of warrants	Expiry date	Exercise price

86,000	November 14, 2009	$1.00
25,000	March 20, 2010	$3.00
113,158	March 31, 2010	$1.15
224,158

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan. This plan and its terms are detailed in Note 8(c) to the consolidated financial statements.

No options were granted during the three months ended March 31, 2009.

The following table summarizes information about stock options outstanding at May 11, 2009:

Number of shares	Expiry date	Exercise price

154,000	December 1, 2009	$0.39
806,000	December 14, 2009	$1.67
240,000	June 17, 2010	$1.79
140,000	September 15, 2010	$1.07
1,795,000	July 6, 2011	$2.50
500,000	September 10, 2012	$2.32
100,000	November 15, 2012	$2.68
50,000	December 13, 2012	$2.52
40,000	March 17, 2013	$2.35
655,000	December 29, 2013	$0.68
4,480,000

Related party transactions

A company controlled by the Chief Executive Officer of the Company was paid $41,250 (2008 - $35,000) for technical services and $5,700 (2008 - $2,750) for general and administrative services during the three months ended March 31, 2009.

A company controlled by an officer of the Company was paid $15,000 (2008 - $16,000) for professional services rendered during the three months ended March 31, 2009.

An officer of the Company was paid $12,469 (2008 - $12,469) for technical services rendered during the three months ended March 31, 2009.

During the three months ended March 31, 2009, $33,000 (2008 - $nil) was paid in Directors fees.

A company with a common officer holds 25,000 warrants of the Company.

Accounts receivable at March 31, 2009 included $103,289 (2008 - $223,640) due from related companies.

Accounts payable at March 31, 2009 included $2,993 (2007 - $270) due to related companies.

Proposed transactions

The Company has no proposed transactions at this time.

Trends

Mineral exploration has been cyclical and the industry has been very active spurred on by high metal prices and the volume of demand based mainly on activity in Asia. Since October 2008, stock markets and commodity prices dropped sharply and the world has entered into a severe recession. There has been a painful credit contraction and many governments are going deeply into deficit to combat the resulting conditions. This presents a danger of inflation in the months and years ahead. Since 1972, no major or reserve currency in the world is backed by gold. While market conditions may adversely affect the exploration and demand for base metals for the duration of recession, gold and silver prices have recently been more stable and in fact, are up in many currencies other than the US dollar and this is probably due to current uncertainty and the fear of future inflation.

In earlier periods, the need for new projects was largely filled with divestment of properties owned and developed by governments and companies also grew through mergers or acquisitions. There are fewer such opportunities remaining.  Nevertheless, because of current conditions those exploration companies that are well funded are more focused on seeking advanced mineral properties to develop. Junior exploration companies with low prices and treasuries will find it difficult to obtain financing and this situation may last for some time. As a result, more mergers and acquisitions between junior mining and exploration groups are likely.

At the same time, environmental groups have continued to be successful lobbying for more wilderness areas and parks where exploration and mining activities are not permitted.  Native groups are still actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. These issues tend to restrict the areas where mineral exploration and development of new mines can occur. This should make projects in areas permissive to exploration and development more attractive.

During the 1930’s gold mining companies experienced sharply rising profits and share prices due to declines in operating costs. We expect rising gold prices and increased interest over the next period of years in precious metals, with concurrent interest in companies working on gold and silver projects.

Risks and uncertainties

In the Company’s focus on the acquisition, exploration and development of mineral properties, it is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact its future financial results.

Market volatility for marketable securities

The Company’s marketable securities consist of shares of exploration companies which are historically very volatile.  There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners.

Mineral resource estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for all have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced in interest or to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party. The Company currently has sufficient financial resources to undertake all of its planned exploration programs.  However, the companies to which the Company options properties could well encounter difficulty in financing such projects.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs have caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal counsel in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties.  This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays.  However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At May 11, 2009 there were 4,480,000 stock options and 224,158 warrants outstanding. Directors and officers hold 4,115,000 of the options and 365,000 are held by employees and consultants of the Company.  Directors and officers hold 86,000 of the warrants.

Trading volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining exploration companies with operations similar to the Company’s. Many of the companies with which it competes have operations and financial strength greater than the Company’s.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

OUTLOOK

The Company will continue its exploration efforts in Mexico, the United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

The current credit contraction and market conditions may last for some time.  Therefore, the Company plans to proceed with prudence and caution so that it will still be in a strong competitive position when market conditions for exploration projects improve and also so it may take advantage of bargain opportunities that may present under current conditions.

Management believes that precious and base metal prices will improve and when that happens there should be renewed demand for the Company’s properties. Current market conditions may require that projects be more advanced before joint ventures deals or options can be made and the Company’s strong cash position will enable it to do this.

Almaden Minerals Ltd.
Schedule of mineral properties
Acquisition and deferred exploration expenditures
For the three months ended March 31, 2009
(unaudited)
	Elk	ATW	Willow	Caballo Blanco	Tuligtic	San Carlos	Caldera	Various Other	Total 2009	Total 2008
	$	$	$	$	$	$		$	$	$
Mineral properties,
Balance, beginning of period	1,075,694	46,451	148,254	4,321	11,070	38,306	50,205	366,395	1,740,696	1,687,654
Additions								6,050	6,050	717,551
Proceeds from options								-56,966	-56,966	-489,630
Recoveries									0	-75,942
Writedown of deferred
acquisition costs									0	-433,180
Income on mineral properties								11,873	11,873	334,243

Balance, end of period	1,075,694	46,451	148,254	4,321	11,070	38,306	50,205	327,352	1,701,653	1,740,696

Deferred Exploration Costs
Balance, beginning of year	4,847,674	448,760	294,417	49,632	277,339	189,709	217,696	169,826	6,495,053	5,160,981

Costs incurred during the period
Drilling		268,162							268,162	321,490
Professional/technical fees	10,599	3,924		731	9,175	17,440	24,075	37,561	103,505	382,514
Claim maintenance/lease cost					31,389	25,931	14,755	29,903	101,978	508,403
Geochemical							4,853	14,778	19,631	498,265
Travel	643				5,568	4,009	13,282	14,578	38,080	308,044
Geology, engineering		1,687							1,687	231,266
Salaries and wages			13,762	1,489	4,331	2,297	11,845	2,841	36,565	120,311
Supplies & misc.		41	59	484	724		2,419	5,951	9,678	64,825
Geophysical							4,500	21,455	25,955	49,270
Reclamation, environmental	8,792								22,497	6,918
Proceeds from options									0	-122,660
Recoveries									-11,873	-58,503
Write-down of deferred
exploration costs								-133,218	-139,140	-1,007,485

	20,034	273,814	13,821	2,704	51,187	49,677	75,729	-6,151	476,725	1,302,658

Balance, end of period	4,867,708	722,574	308,238	52,336	328,526	239,386	293,425	163,675	6,971,778	6,463,639

Total	5,943,402	769,025	456,492	56,657	339,596	277,692	343,630	491,027	8,673,431	8,204,335